June 15, 2011	Darren K. DeStefano

VIA EDGAR AND ELECTRONIC DELIVERY	T: (703) 456-8034
ddestefano@cooley.com
Edward Bartz, Esq. United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop [ ] Washington, D.C. 20549

Re:	Gladstone Capital Corporation Registration Statement on Form N-2 (File No. 333-162592)
Dear Mr. Bartz:
     On behalf of Gladstone Capital Corporation (the “Fund”), we are transmitting for filing one copy of Post-effective Amendment No. 3 (the “Amendment”), marked to show changes from Post-effective Amendment No. 2 to the Registration Statement on Form N-2, Registration No. 333-162592 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2011.
     The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) on May 20, 2011 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
PROSPECTUS:
Prospectus — Cover Page
1.	On the cover page and throughout the prospectus, there are references to “senior common stock.” Please either remove all references in the filing to senior common stock or provide additional disclosure describing the senior common stock, to which the Staff may have additional comments.
In response to the Staff’s comment, the Fund has removed all references in the Amendment to senior common stock.
2.	The first sentence of the first paragraph on the cover page refers to an offering of a “combination of these securities” in reference to common stock, senior common stock, subscription rights, warrants representing rights to purchase shares of
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June 15, 2011
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common stock and debt securities. Please either remove the language regarding the combination of securities or explain how a combination of these securities would not be considered a new class of security.
In response to the Staff’s comment, the Fund has revised the disclosure on the cover page and on page 68 of the prospectus to clarify that any securities offered would not be a “combination of [ ] securities,” rather a “combined offering of securities.” In this regard, we note that in transactions involving a combined offering of two or more securities covered by the registration statement, each security would be distinct and separately transferable.
Prospectus Summary — Gladstone Capital Corporation — General (Page 1)
3.	Please add additional disclosure regarding the quality level of the debt securities the fund seeks to invest in.
In response to the Staff’s comment, the Fund has revised the disclosure on page 1 of the prospectus.
Prospectus Summary — Fees and Expenses (Page 4)
4.	The Fees and Expenses table lists “Estimated annual expenses (as a percentage of net assets attributable to common stock)” as an expense. Please revise the line item to delete the word “estimated.”
In response to the Staff’s comment, the Fund has revised the disclosure on page 4 of the prospectus.
5.	The Fees and Expenses table also lists “Total annual expenses (estimated)” as an expense. Please revise the line item to delete the word “estimated.”
In response to the Staff’s comment, the Fund has revised the disclosure on page 4 of the prospectus.
6.	The fourth sentence of the introductory paragraph to the Fees and Expenses table states that the percentages listed in the table were calculated based on actual expenses incurred in the quarter ended December 31, 2010 and net assets as of December 31, 2010. Pursuant to General Instruction 15 to Item 4 of Form N-2, Financial Highlights are calculated using average net assets. It is the Staff’s position that net assets in the Fees and Expenses table should be calculated in the same manner. Please insert the word “average” prior to “net assets” on Page 4 and recalculate the fees and expenses as necessary.
In response to the comment, the Fund has revised the disclosure on page 4 of the prospectus and has recalculated the expenses using average net assets.
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June 15, 2011
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Risk Factors — Risks Related to Our Regulation and Structure — We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control and adversely impact the price of our shares. (Page 19)
7.	This risk factor includes references to provisions of the Fund’s articles of incorporation and Maryland law that impact a change of control. Please either disclose in the prospectus or supplementally advise the Staff in the Fund’s response letter whether the Fund has opted out of the Maryland Control Share Acquisition Act.
In response to the Staff’s comment, the Fund supplementally advises the Staff that it has opted out of the Maryland Control Share Acquisition Act by amending its bylaws on June 8, 2011, as reflected in the Fund’s Current Report on Form 8-K, filed with the Commission on June 10, 2011.
Business — Investment Process — Hedging Strategies (Page 77)
8.	The second sentence of the first paragraph discuses the potential hedging strategy of “selling securities short or writing or buying call or put options.” Please acknowledge that you have reviewed the letter regarding Derivatives-Related Disclosures by Investment Companies dated July 30, 2010 from Mr. Barry D. Miller to the Investment Company Institute and either revise the disclosure in this section or affirmatively state your belief that that the disclosure in the prospectus related to derivatives is adequate.
In response to the Staff’s comment, the Fund supplementally advises the Staff that it has reviewed the letter referenced in the Staff’s comment. The Fund respectfully advises the Staff that it believes it has met the disclosure requirements in the prospectus related to derivatives.
Risk Factors
9.	Please provide risk-related disclosure regarding the possibility of the Fund utilizing short sales and derivative instruments as a means of mitigating risks associated with the volatility of publicly traded securities.
In response to the Staff’s comment, the Fund has revised the disclosure on page 18 of the prospectus.
Management — Board of Directors (Page 89)
10.	Please provide additional disclosure in this section to indicate that the directorships listed for each director of the Fund are all of the public company directorships held by such directors for the past five years.
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In response to the Staff’s comment, the Fund has revised the disclosure on page 95 of the prospectus.
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     Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	David Gladstone Michael LiCalsi, Esq. David Watson Thomas R. Salley Christina L. Novak
ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM